Filed pursuant to Rule 424(b)(3)
Registration No. 333-280990

HASHDEX NASDAQ CME CRYPTO INDEX ETF

SUPPLEMENT NO. 19 DATED MARCH 16, 2026

TO THE PROSPECTUS DATED FEBRUARY 13, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hashdex Nasdaq CME Crypto Index ETF (the “Trust”), dated February 13, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to include the Trust’s Current Report on Form 8-K filed on March 16, 2026.

Current Report on Form 8-K

On March 16, 2026, the Trust filed its Current Report on Form 8-K (the “Report”) with the Securities and Exchange Commission. The Report is attached to this Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 13, 2026

Hashdex Nasdaq CME Crypto Index ETF

(Exact name of registrant as specified in its charter)

Delaware	001-42511	33-2103856
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

19 West 44th Street, Suite 200, New York, NY 10036

(Address of principal executive offices, including zip code)

(866) 403-5272

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Beneficial Interest of Hashdex Nasdaq CME Crypto Index ETF	NCIQ	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On March 13, 2026, Hashdex Asset Management Ltd., a Cayman Islands limited company (the “Sponsor”), and the Hashdex Nasdaq CME Crypto Index ETF, a Delaware statutory trust (the “Trust”), entered into the Second Amendment to the Sponsor Agreement (the “Second Amendment”). The Sponsor Agreement was originally dated January 27, 2025, and was previously amended by the Amendment to Sponsor Agreement, dated November 12, 2025. The Second Amendment reduces the Sponsor’s management fee (the “Sponsor Fee”) from 0.50% to 0.25% per annum of the Trust’s net asset value, effective as of March 16, 2026.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

On March 16, 2026, the Trust issued a press release announcing the reduction of the Sponsor Fee. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as expressly set forth by specific reference in such a filing.

Item 8.01. Other Events.

As disclosed in Item 1.01 above, the Sponsor Fee has been reduced from 0.50% to 0.25% per annum. Prior to the Second Amendment, the Sponsor had been waiving a portion of the Sponsor Fee pursuant to the Amendment to Sponsor Agreement, dated November 12, 2025, resulting in an effective fee of 0.25% per annum through December 31, 2026. As a result of the fee reduction, the fee waiver provision is no longer in effect.

An updated prospectus supplement reflecting the reduced Sponsor Fee will be filed under Rule 424(b)(3) of the Securities Act of 1933.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Second Amendment to the Sponsor Agreement, dated March 13, 2026, by and between Hashdex Asset Management Ltd. and Hashdex Nasdaq CME Crypto Index ETF
99.1	Press Release, dated March 16, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HASHDEX NASDAQ CME CRYPTO INDEX ETF

Date: March 16, 2026	By:	/s/ Samir Elias Hachem Kerbage
	Name:	Samir Elias Hachem Kerbage
	Title:	Director of the Sponsor (Principal Finance Officer and Principal Accounting Officer)

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Exhibit 10.1

SECOND AMENDMENT TO SPONSOR AGREEMENT

THIS SECOND AMENDMENT (this “Second Amendment”) to the Sponsor Agreement, dated as of January 27, 2025, as amended by the Amendment to Sponsor Agreement, dated as of November 12, 2025 (as so amended, the “Sponsor Agreement”), by and between Hashdex Asset Management Ltd., a Cayman limited company (the “Sponsor”), and Hashdex Nasdaq CME Crypto Index ETF (f.k.a. Hashdex Nasdaq Crypto Index US ETF), a statutory trust organized under the laws of Delaware (the “Trust”), is made as of March 13, 2026, with effectiveness as of March 16, 2026 (the “Effective Date”) by and between the Sponsor and the Trust.

WHEREAS, reference is made to the Sponsor Agreement; and

WHEREAS, the parties hereto desire to amend certain provisions of the Sponsor Agreement as more particularly described below.

NOW, THEREFORE, in consideration of the foregoing, the Sponsor Agreement is hereby amended as follows:

1.	Paragraph 7 of the Sponsor Agreement is amended and restated as follows:

7. Sponsor’s Compensation. The Trust shall pay the Sponsor a fee (“Management Fee”), monthly in arrears, in an amount equal to 0.25% per annum of the daily net asset value of the Trust. The Sponsor may, at its sole discretion and from time to time, waive all or a portion of the Management Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees, and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver. The Management Fee shall be paid in consideration of the Sponsor’s services related to the management of the Trust’s business and affairs. The Administrator will calculate the Management Fee on a daily basis with respect to the net asset value of the Trust, and the Management Fee will be paid directly by the Trust to the Sponsor. The Management Fee will accrue daily and be payable monthly in cash.

2.	All other provisions of the Sponsor Agreement remain unchanged and in full force and effect.

* * * * *

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Amendment is hereby adopted as of the Effective Date.

Hashdex Nasdaq CME Crypto Index ETF

By:	Hashdex Asset Management Ltd.

By:	/s/ Samir Elias Hachem Kerbage
Name:	Samir Elias Hachem Kerbage
Title:	Director

Hashdex Asset Management Ltd.

By:	/s/ Samir Elias Hachem Kerbage
Name:	Samir Elias Hachem Kerbage
Title:	Director

Exhibit 99.1

Hashdex Nasdaq CME Crypto Index ETF (Ticker: NCIQ) Reduces Management Fee to 0.25%

New York, March 16, 2026 – Hashdex Asset Management Ltd. (“Hashdex”), a leading global crypto asset manager, announced, effective today, it has reduced the management fee for the Hashdex Nasdaq CME Crypto™ Index ETF (NCIQ) to 0.25% per annum, replacing the temporary fee waiver that had previously been in effect.

“Our decision to permanently reduce the management fee for NCIQ underscores our commitment to building accessible and investor-aligned products that benefit advisors, institutions, and high-net-worth investors,” said Mick McLaughlin, U.S. CEO & Global Head of Distribution. “We have strong conviction that investors are best served by gaining exposure to multiple crypto assets through a single ETF, and we view this as the right time to ensure our fee structure supports long-term access to the digital assets ecosystem. We believe this fee makes it easier for investors to take part in a dynamic asset class, particularly as many are looking for diversified, broad market exposure.”

Initially launched in February 2025 as the first multi-asset spot crypto ETF in the U.S., NCIQ tracks the Nasdaq CME Crypto™ Index (“NCI”), providing investors with diversified exposure to the largest and most liquid crypto assets that meet Nasdaq’s eligibility criteria. The fund currently provides exposure to seven crypto assets—Bitcoin (“BTC”), Ethereum (“ETH”), XRP, Solana (“SOL”), Cardano (“ADA”), Chainlink (“LINK”) and Stellar (“XLM”)—and is designed to evolve as crypto markets and regulatory frameworks evolve.

Hashdex continues its role as a pioneer in crypto index investing, working to set a new standard for crypto investing and building on the firm’s global track record of innovation in digital asset ETFs. Hashdex’s total AUM is approximately $1 billion1, and the firm currently offers four index products tracking the NCI™, available in the U.S., Latin America, and Europe.

Hashdex serves as the sponsor for NCIQ. Paralel Distributors LLC serves as marketing agent, and Coinbase Custody, BitGo Trust and Fidelity Digital Assets Services serve as crypto asset custodians. Nasdaq serves as the index administrator and listing venue. The fund administrator is U.S. Bank Global Fund Services. These entities are all unaffiliated.

Hashdex has no role in maintaining, calculating or publishing NCI. A registration statement (including a prospectus and its supplements) has been filed with the SEC for the offering to which this communication relates and can be found here: PROSPECTUS. Please read the prospectus carefully before investing.

About Hashdex Asset Management

Hashdex is a global crypto asset manager specializing in regulated, index-based investment solutions that provide diversified exposure to digital assets. With teams across the United States, Europe, and Latin America, and managing approximately $1 billion in assets (as of March 10, 2026), the firm partners with leading institutions to deliver transparent, institutional-grade access to the crypto ecosystem through familiar investment structures.

[1]	Hashdex AUM data as of March 10, 2026, https://hashdex.com/en-US

Founded in 2018, Hashdex has been at the forefront of advancing regulated crypto investing through innovative exchange-traded products designed to simplify digital asset allocation for professional and institutional investors. On February 14, 2025, the firm launched the Hashdex Nasdaq CME CryptoTM Index ETF (ticker: NCIQ), offering U.S. investors diversified exposure to major crypto assets, including bitcoin and ether, through a single regulated exchange-traded vehicle that provides market-cap-weighted exposure to publicly traded crypto assets. The fund is benchmarked to the Nasdaq CME Crypto™ Index.

Hashdex Media Contacts:

Katie Nerantzis/Bailey McCafferty

Dukas Linden Public Relations

Hashdex@DLPR.com

Legal Disclaimer

Carefully consider the investment objectives, risks, charges and expenses before investing.

The issuer has filed a registration statement (including a Prospectus www.hashdex-etfs.com/NCIQ/prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus and/or prospectus supplement if you request it by calling (917) 525-5635. Before making an investment decision, you should carefully consider the risk factors and other information included in the Prospectus and Prospectus Supplement.

The Fund, which is an ETP, is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder. Shares of the Product are not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds.

Shares of the Fund are bought and sold at a market price, not at net asset value. Brokerage commissions will reduce returns.

An investment in any investment vehicle and crypto assets is highly speculative and is not intended as a complete investment program. It is designed only for persons who can bear the economic risk of the loss of their entire investment and who have limited need for liquidity in their investment. There can be no assurance that the investment vehicles will achieve its investment objective or return any capital. No guarantee or representation is made that Hashdex’s investment strategy, including, without limitation, its business and investment objectives, diversification strategies or risk monitoring goals, will be successful, and investment results may vary substantially over time. Nothing herein is intended to imply that the Hashdex s investment methodology or that investing any of the protocols or tokens listed in the Information may be considered “conservative,” “safe,” “risk free,” or “risk averse.”

This material expresses the opinion of Hashdex and its subsidiaries and affiliates (“Hashdex Group”) for informational purposes only and does not consider the investment objectives, financial situation or individual needs of any one investor or a particular group of investors. We recommend consulting specialized professionals for investment decisions. Investors are advised to carefully read the prospectus or regulations before investing in their products. The information and conclusions contained in this material may be changed at any time, without prior notice. Nothing contained herein constitutes an offer, solicitation or recommendation regarding any investment management product or service. This information is not directed at or intended for distribution to or use by any person or entity located in any jurisdiction where such distribution, publication, availability or use would be contrary to applicable law or regulation or which would subject the Hashdex Group to any registration or licensing requirements within such jurisdiction.

Certain information contained herein (including financial information) has been obtained from published and non-published sources. Such information has not been independently verified by Hashdex. Hashdex does not provide tax, accounting or legal advice. Certain information contained herein constitutes forward-looking statements, which can be identified by the use of terms such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue,” “believe” and “seek” (or the negatives thereof) or other variations thereof. Due to various risks and uncertainties, including those discussed above, actual events or results, the ultimate business or activities of Hashdex and its investment vehicles or the actual performance of Hashdex, its investment vehicles, or crypto assets may differ materially from those reflected or contemplated in such forward-looking statements. As a result, investors should not rely on such forward-looking statements in making their investment decisions. No governmental authority has opined on the merits of Hashdex’s investment vehicles or the adequacy of the information contained herein.

This material is not an offer or solicitation of any kind to buy or sell any securities outside of the United States of America.

The Hashdex Nasdaq CME Crypto Index ETF (“Fund”) currently holds the crypto assets. Because the Fund’s investment objective is to track the price of the Nasdaq CME Crypto ™ Index (NCI) (“Index”) less expenses and liabilities of the Trust, changes in the price of the Shares may vary from changes in the spot price of crypto assets. An investment in the Fund involves significant risks and you could incur a partial or total loss of your investment in the Fund.

Some of the risks you may face are summarized below. A more extensive discussion of these risks appears in the “Risk Factors” section of the Prospectus.

NCIQ: Effective January 20, 2026, the Fund changed its name from Hashdex Nasdaq Crypto ™ Index US ETF (NCIQ) to Hashdex Nasdaq CME Crypto ™ Index ETF (NCIQ).

Index: Effective January 20, 2026, the index changed its name from Nasdaq Crypto ™ Index (NCI) to Nasdaq CME Crypto ™ Index.

Fund Risks

The Index has a limited performance history. Errors in Index data, Index computation or the construction of the Index in accordance with its methodology may occur from time to time and may not be identified and corrected by Nasdaq for a period of time or at all.

Crypto platforms may be largely unregulated or may be largely or entirely non-compliant with applicable regulation and may therefore be more exposed to fraud and failure. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the Fund.

The market for crypto-based ETFs like the Fund may reach a point where there is little or no additional investor demand. If this happens, there can be no assurance that the Fund will grow to or maintain a viable size. Due to the Fund’s small asset base, certain of the Fund’s expenses and its portfolio transaction costs may be higher than those of a Fund with a larger asset base. To the extent that the Fund does not grow to or maintain a viable size, it may be liquidated, and the expenses, timing and tax consequences of such liquidation may not be favorable to some shareholders.

Crypto assets generally are volatile, and instruments whose underlying investments include crypto assets are not suitable for all investors. Crypto assets represent a new and rapidly evolving industry. The value of the Fund depends on the acceptance of the crypto assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the crypto asset. Crypto asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related crypto asset. Crypto assets may have concentrated ownership and large sales or distributions by holders of such crypto assets could have an adverse effect on the market price of such assets.

Liquidity Risk. The market for crypto assets is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Possible illiquid markets may exacerbate losses or increase the variability between the Fund’s NAV and its market price. The lack of active trading markets for the Shares may result in losses on investors’ investments at the time of disposition of Shares.

The Fund has a limited operating history.

The Fund holds crypto assets; however, an investment in the Fund is not a direct investment in crypto assets. The value of the shares may fluctuate more than shares invested in a broader range of industries. For more information, please visit the official index page.

The Trust may experience tracking difference - positive or negative—relative to the index’s performance. The inclusion of any additional crypto asset to the Fund’s holdings will occur in accordance with the Index methodology and eligibility under the generic listing standards.

Nasdaq Disclaimer

Nasdaq® is a registered trademark of Nasdaq, Inc. Corporations make no representation or warranty, whether express or implied, to the owners of the Fund(s) or any member of the public regarding the suitability of investing in securities in general or in the Fund(s) in particular, or the ability of the Nasdaq CME Crypto Index to track overall market performance. The information contained above is provided for informational and educational purposes only, and nothing contained herein should be construed as investment advice, either on behalf of a particular digital asset or an overall investment strategy. Neither Nasdaq, Inc. nor any of its affiliates makes any recommendation to buy or sell any digital asset or any representation about the financial condition of a digital asset. Statements regarding Nasdaq proprietary indexes are not guarantees of future performance. Actual results may differ materially from those expressed or implied. Past performance is not indicative of future results. Investors should undertake their own due diligence and carefully evaluate assets before investing. ADVICE FROM A FINANCIAL PROFESSIONAL IS STRONGLY ADVISED. Please find further information in the following (link).

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